November 27, 2017

To:	The British Columbia Securities Commission
The Alberta Securities Commission

Dear Sirs/Mesdames:

Re:	Arco Resources Corp. (the "Company")
- Notice of Change of Auditor

We have read the notice of change of auditor of the Company (the "Notice") dated November 27, 2017 delivered to us pursuant to National Instrument 51-102. We report that with respect to the statements contained in the Notice, we are not aware of any inaccuracies contained in the Notice and that:

1.

we have no basis to agree or disagree with the statement that the board of directors of the Company has considered and approved the resignation of Charlton and Company and the appointment of Davidson & Company LLP as successor auditor; and

2.

we agree that there have been no "reportable events" as defined in National Instrument 51-102 or reservations contained in the financial statements prepared by us during the two most recently completed financial years of the Company.

Yours truly,
CHARLTON & COMPANY

Per: Signed "Robert G. Charlton"